As filed with the Securities and Exchange Commission on December 12, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

TRAVELSKY TECHNOLOGY LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

THE PEOPLE’S REPUBLIC OF CHINA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

Timothy F. Keaney

The Bank of New York

101 Barclay Street

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chun Wei, Esq.

Peter B. Tisne, Esq.

Sullivan & Cromwell

Emmet, Marvin & Martin, LLP

Nine Queens Road Central, 28th Floor

120 Broadway

Hong Kong

New York, New York  10271

(212) 238-3010

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

ADR Department

101 Barclay Street

New York, New York 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing H shares, par value CNY 1.00 each, of TravelSky Technology Limited	10,000,000 American Depositary Shares	$5.00	$500,000	$46.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2002, among TravelSky Technology Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter agreement among TravelSky Technology Limited and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  -  Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 11, 2002.

Legal entity created by the agreement for the issuance of American Depositary Receipts for H shares, par value CNY 1.00 each, of TravelSky Technology Limited.

By:

The Bank of New York,

As Depositary

By:/s/ ANTHONY MORO

Name: Anthony Moro

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, TravelSky Technology Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Beijing, China, on December 11, 2002.

TRAVELSKY TECHNOLOGY LIMITED

By:  /s/ ZHU YONG
Name: Zhu Yong

Title: Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Wang Hand and Ding Wei Ping, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 11, 2002.

/s/ ZHU YONG

/s/ RONG GANG

Zhy Yong

Rong Gang

Chief Executive Officer

Director

(Principal Executive Officer)

/s/ WANG HANG

/s/ FENG GANG

Wang Hang

Feng Gang

Chief Financial Officer

Director
(Principal Financial Officer)

/s/ ZHAO YU XIA

/s/ SHI DING HAO

Zhao Yu Xia

Shi Ding Hao

Chief Accounting Officer

Director

(Principal Accounting Officer)

/s/ PUGLISI & ASSOCIATES

/s/ WU JIA PEI

Puglisi & Associates

Wu Jia Pei

(Authorized U.S. Representative)

Director

/s/ DING WEI PING

/s/ ZHOU GUO HUA

Ding Wei Ping

Zhou Guo Hua

Director

Director

______________________

/s/ ZHU YONG

Zhang Xue Chang

Zhu Yong

Director

Director

/s/ HUANG YUAN CHANG

/s/ LI XIAO JUN

Huang Yuan Chang

Li Xiao Jun

Director

Director

/s/ XIAO YIN HONG

/s/ HU YUN QI

Xiao Yin Hong

Hu Yun Qi

Director

Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit

1

Form of Deposit Agreement dated as of __________, 2002, among TravelSky Technology Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2

Form of Letter agreement among TravelSky Technology Limited and The Bank of New York relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.